Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a transcript of a conference call held by Interwoven, Inc. and iManage, Inc. on August 6, 2003 relating to the definitive agreement pursuant to which Interwoven will acquire iManage.

Operator

Good afternoon everyone, and welcome to the Interwoven conference call. Today’s call is being recorded. The replay will be available through Monday, August 11, at (719) 457-0820, by entering the pass code 194484. At this time I would like to turn the call over to Mr. David Allen, Senior Vice-President and Chief Financial Officer with Interwoven. Please go ahead sir.

David Allen - IWOV - SVP & CFO

Good afternoon. Thank you for joining us on such very short notice. We are extremely excited to announce the merger today between Interwoven and iManage. I am joined on the call by Martin Brauns, Interwoven’s Chairman and CEO, and iManage’s President and CEO, Mahmood Panjwani.

Before we begin, I’d like to remind everyone that today’s conference call contains forward-looking statements. These statements are subject to risks and uncertainties, and may cause actual results and events to differ materially from those in the forward-looking statements. These risks and uncertainties are detailed in Interwoven’s and iManage’s periodic filings with the SEC, and in today’s press release. We undertake no obligation to update these forward-looking statements.

Interwoven will be filing a Registration Statement with the SEC that will include a Joint Proxy Statement of Interwoven and iManage, and other relevant documents relating to the proposed merger, which Interwoven and iManage intend to mail to the respective stockholders. We urge you to read those materials, which will contain more detailed information about the merger when they become available.

In addition to the Registration Statement to be filed by Interwoven in connection with the proposed merger, and the Joint Proxy Statement to be mailed to the stockholders of Interwoven and iManage in connection with the proposed merger, both Interwoven and iManage file annual, quarterly, and current reports, proxy statements and other information with the SEC.

The Proxy Statement and other relevant materials and other documents filed by Interwoven or iManage with the SEC may be obtained free of charge at the SEC’s Web site at www.SEC.gov. A free copy of the Joint Proxy Statement and other relevant materials filed by Interwoven or iManage with the SEC may also be obtained from Interwoven or iManage.

In addition, investors and security holders may access copies of the documents filed with the SEC by Interwoven on Interwoven’s website at www.Interwoven.com. And investors and security holders may obtain copies of documents filed with the SEC by iManage on iManage’s Web site at www.iManage.com.

Now to comply with the SEC’s guidance on fair and open disclosure, we have made this conference call publicly available via Webcast and phone. We will post today’s remarks on both the Interwoven and iManage Web sites. Now I’d like to turn the call over to Martin Brauns, Interwoven’s Chairman and CEO.

Martin Brauns - IWOV - Chairman & CEO

Thanks Dave. Today marks a great day for Interwoven and iManage. The merger of these two leaders will create the next generation enterprise content management company. And we will drive and shape the future of this industry.

I couldn’t be more excited about our prospects. These two companies, successful in their own right, are uniquely complimentary, each bringing innovation and vision—Interwoven in Web content management, and iManage in collaboration and document management. An end-to-end solution is exactly what customers have been asking for. And we believe this merger will make it a reality.

Now Dave Allen will walk you through the financial details of the transaction. But let me spend a few minutes now giving you the strategic rationale behind this merger. First, we are creating a single enterprise content management company that combines exceptionally experienced management, financial strength, a stellar customer base, and product innovation.

Mahmood and his team have shown that they can streamline their processes, manage their expense structure to profitability, introduce innovative products, build a strong customer network, and grow market share. Interwoven has long been recognized for proven enterprise class products, extensive worldwide operations, leading the industry through technology advances, and a keen focus on customer satisfaction.

In addition, although iManage and Interwoven have had a strong partnership and a relationship for a year now, there’s very little overlap in our combined 2,500 strong customer base. This means we have a tremendous opportunity to cross-sell our complimentary products immediately. The ability to combine all of these strengths under one roof is the basis for this merger.

Second, our customers and prospects will now have a single, strategic vendor, providing the industry’s first no compromises, end-to-end content lifecycle management platform, that will deliver the fastest time to business benefit for all content-based initiatives, a low total cost of ownership, and the best integrated scalable platform, including collaboration, document management, content management, email management, and digital asset management.

And so let me tell you why we can deliver these customer benefits like no one else. Interwoven 6 is the industry’s leading content management platform, bar none. It delivers business usability for fast end user adoption, proven business solutions for key initiatives, intelligence, distribution, and integration product lines, and the industry’s only complete services-oriented architecture for both J2EE and .Net.

Furthermore, with our MediaBin acquisition, we added the industry’s most robust digital asset management solution as well. And now with iManage, which has the industry’s only fully integrated document management and collaboration solution, we truly have created the industry’s first next generation content platform.

Further, iManage’s platform includes a native integration to Microsoft Outlook, 100% Java and J2EE compliant architecture, and enterprise class document security, retention and compliance. Other players may have check-listed certain capabilities. But they’re not fully integrated, which means they cannot offer a truly end-to-end platform. And therefore, they inevitably have a higher total cost of ownership.

Finally, another strategic benefit of this merger is that it will add depth and breadth to our already exceptional management team. This will only enhance our ability to execute. In the new merged company, I will be Chairman and CEO. Mahmood will assume the newly created role of Vice-Chairman of the Board. I have greatly admired Mahmood’s vision and leadership of iManage, and look forward to drawing upon his expertise as a member of our Board.

Dave Allen will remain the CFO of Interwoven through January 2004. So let me restate that. Dave Allen will remain the CFO of Interwoven through January 2004, at which time John Calonico, iManage’s CFO, will assume the role of CFO for the combined company. Some of you may know John from his days at AutoDesk, BEA Systems, or more recently Blue Martini. John clearly is a very seasoned finance veteran, and has brought tremendous operational excellence to iManage. I look forward to working with him closely.

Dave has some very interesting ideas about how to combine his 12 years as a CFO and iManage’s collaborative document management solutions to drive revenue for us around Sarbanes-Oxley and other compliance mandates. And he will be pursuing initiatives for us in this area.

The sales pipeline in both organizations look very promising. And in order to minimize disruptions, we’ll be keeping two separate sales organizations through at least the end of 2003. This combined sales organization of over 200 people will have 88 quota carrying sales reps selling in 16 countries. But, make no mistake, because of our existing partnership, our two sales teams already work closely together. And this cooperation will be enhanced once the merger is finalized.

iManage has a very successful track record with the legal community. And I want to make it clear that Interwoven intends to maintain that focus, with dedicated product, sales and support teams, as well as an ongoing investment in product development.

This merger also supports two primary and longstanding corporate objectives of both organizations, namely expanding market leadership, and delivering profitability. The combined company that I will be honored to lead will also be true to our mission of delivering what matters most to customers. And in so doing, we intend to create shareholder value in a very exciting, rewarding and growing space.

I will now turn it over to Mahmood, who will provide you with his perspective on this exciting combination. Mahmood?

Mahmood Panjwani - iManage - President & CEO

Thank you Martin. I am extremely pleased about this merger, and the opportunities it presents. From the start, both Interwoven and iManage have had the same vision – to build next generation enterprise content management solutions that manage the complete content lifecycle. And each company has succeeded in its own right.

With this combination, Interwoven provides the best of breed Web content management, and digital asset management offerings, while iManage provides industry leading integrated document management and collaboration solutions. These complimentary offerings were the core reasons for our initial reseller partnerships. So it is very logical that today we take the next step, and combine our businesses in order to provide the most complete next generation ECM offering.

This merger also results in a larger company, with greater financial resources, world class talent, an impressive customer base, and worldwide reach. When you compare the two organizations, they are extremely complimentary. And the technical and the product overlap is very lovely. In fact, I would like to quote my CTO, Rafiq Mohammadi, who said, “I couldn’t imagine or create a more complimentary fit between our two development organizations. There is virtually no overlap in our respective products or teams, which is a very powerful combination.”

This statement highlights the fact that ultimately there is very little overlap in our combined pipeline. So there is a phenomenal opportunity to cross-sell and up-sell the integrated products to our combined customer base of 2,500 customers, many of whom like to work with one vendor for all their needs.

Additionally, given that our teams have been working together since the announcement of our reseller partnership, including being trained on our respective products, and integrating our solutions under our reseller agreement, we can anticipate a smooth integration of the two organizations.

Lastly, and equally as important, both organizations share a similar culture and a set of values, that we are confident that these two companies will integrate successfully. As I have stated in the past, our primary objective at iManage has always been to build a powerful company that is a force to be reckoned with within the enterprise content management industry. This merger with Interwoven is consistent with this objective, and, given the compelling strategic fit, will only strengthen our positioning in the marketplace today.

Lastly, from a personal perspective, if I had to pick a CEO to lead the combined businesses, I couldn’t have picked a better candidate than Martin. So I look forward to supporting him in my new role as Vice-Chairman of the Board. Now I’d like to turn the call back over to Dave Allen, who will provide you with some of the details of the proposed transaction, and some initial thoughts on its financial significance. Dave?

David Allen - IWOV - SVP & CFO

Thank you Mahmood. In addition to the market and product position benefits this combination offers us, we’re also very excited about the favorable financial impact this transaction is going to have. Let me briefly review the financial terms of the transaction, for those of you who have not seen the press release.

iManage shareholders will receive $1.20 per share in cash, and 2.0943 shares of Interwoven stock for each share of iManage stock that they hold. For the approximately 27.5 million iManage shares outstanding, on a fully diluted basis, we estimate the transaction value to be approximately $171m, based on yesterday’s closing price for Interwoven.

Following the close of the deal, which we expect will close in Q4, Interwoven shareholders will own approximately 67% of the merged company. The impact on the combined company’s financial statement should really be quite positive. First, this transaction is structured such that

Interwoven’s cash balance post-closing will be approximately equal to the cash balance prior to closing. Essentially, the cash used in this transaction will be approximately equal to iManage’s cash position.

Just to remind you, Interwoven’s cash and investments position was $162m on June 30. We believe the cash component of the transaction is a very good use of low yielding cash, while maintaining Interwoven’s healthy cash position. We are also confident that the operating impact of the merger is going to be positive.

We expect that iManage’s leadership position in the professional services vertical will continue to provide a consistent stream of revenue and cash flow. It’s still too early to forecast the impact of the merger on the revenue. But we can say that we anticipate a positive impact on combined revenues due to two primary drivers.

First, that the opportunity to generate additional revenue through iManage’s leading collaborative document management products flows into Interwoven’s customer base. And second is the significantly improved combined competitive position in new sales opportunities.

The merger will also create an opportunity for us to drive more revenue with less cost. Combining the two organizations is expected to result in substantial operational and cost synergies in virtually every function in the combined operations.

Based on a preliminary review of cost, we see an opportunity to save in the range of $10m to $15m per year in ongoing operating costs. Now this excludes amortization of intangible assets and other purchase accounting adjustments associated with the merger. We see this factor as a significant contributor toward our goal of reaching profitability.

Regarding the timing of these cost savings, we expect to experience a small benefit in Q4, but not until the first quarter of 2004 do we expect to achieve the true impact of these cost savings. The merger will result in purchase accounting adjustments. First, we project that purchase accounting will impact deferred revenue, and will reduce GAAP revenues on a consolidated basis in calendar 2004 by $4m to $6m, the majority of which will be in the first half of the year.

We expect that there will be additional purchase accounting adjustments that will impact our consolidated GAAP earnings, including the impact of merger-related amortization of intangibles, deferred stock-based compensation, and other transaction costs. But we’ll provide you those figures after a complete purchase accounting analysis has been completed by our staff and consultants, which will probably be after the close of the transaction.

So we’ve summarized in accompanying Webcast slides an illustrative example regarding what the impact of this transaction could be on the P&L in calendar 2004. For those of you not viewing these slides, I’ll summarize the analysis, which utilizes First Call’s Consensus numbers. Just to be very clear, neither Interwoven nor iManage have given any guidance for 2004. And our presentation of these First Call Consensus EPS estimates is for illustrative purposes only. Neither Interwoven nor iManage adopt these estimates.

Now First Call’s Consensus EPS estimates for Interwoven for 2004 is currently a negative $0.08. The consolidation of First Call’s EPS figures for iManage, adjusted for the increase and shares outstanding, adds a positive $0.04. The cost synergies previously discussed will add another $0.06 to $0.09. These figures will, of course, be impacted by the purchase accounting adjustments previously discussed.

So you can see that the economics of the merger, even without factoring in any positive synergy effects on revenue, positions Interwoven to be profitable in 2004 on their traditional pro forma basis, and is very accretive to our business almost from the start. Now we look forward to providing you with more information on the combined operations and its financial objectives as we progress in the merger process here.

So again, we announced today the signing of a definitive agreement to merge Interwoven and iManage. The new company will be named Interwoven, and will be headquartered in Sunnyvale. We expect to file our shareholder proxy in September, which will include much more information on the companies and the transaction, and is subject to shareholder approval of both companies, and the approval of regulatory authorities. We anticipate closing the transaction in the fourth quarter.

So now, before I open up the line to any questions, let me ask Martin to come back with a couple of final remarks.

Martin Brauns - IWOV - Chairman & CEO

Well thanks Dave. And thanks Mahmood. This market shaping merger will create the industry’s only next generation platform for end-to-end content management. And so I’ve got to add, on a personal note, that I see this as a great opportunity for the combined company, for the employee base in the combined company. And I am excited about our prospects going forward.

These comments conclude our prepared remarks. Now we’ll take some questions. Also here to help answer some of these questions is iManage CFO, John Calonico. So [Ruthie], if we could please open up the lines for questions.

Operator

Thank you. (Caller instructions.) We’ll take our first question today from Steve Jue with RBC Capital markets.

Steve Jue - RBC Capital Markets - Analyst

Thanks. Congratulations guys on the merger. I’m wondering if you can talk us through a little bit on product integration and kind of the go to market strategy once you do have that combined offering ready to go.

Martin Brauns - IWOV - Chairman & CEO

Sure Steve. It’s Martin here. Well, the good news is we have the combined offering ready to go. We, today, have the products integrated. We shipped that integration at the beginning of Q2. So there is more we’re going to do around integrating MetaTagger technology and some of our other advanced technologies. But the core collaborative document management is the core Interwoven TeamSite Web content management – that integration exists, and is ready to ship today. Mahmood, anything you want to add to that?

Mahmood Panjwani - iManage - President & CEO

Yeah. No. This is one of those things where because we had a partnership we have been working with Interwoven for a long time. We know their products. We know the technology. Our technology people know each other very well. Our product management people know each other very well. This makes a lot of sense. This first stage, as you know, is already done and shipping. And we’re already deep into creating the next generation integration of both our products.

Steve Jue - RBC Capital Markets - Analyst

And then just on cost synergies, Dave you talked a little bit about starting to see some of the benefit in Q1 ‘04. Is this going to be over the course of the year, to see that $10-15m savings I guess?

David Allen - IWOV - SVP & CFO

I think we will see a little bit of a cost savings in Q4. Now if the deal is going to close in Q4, it’s going to be very little. And frankly that is a great selling season here for us. So we don’t want to do a whole lot to actually interrupt the opportunities that we have in Q4.

When we go into Q1, we do see other cost synergies that we’ll start to move on fairly quickly. So we think actually in Q1 we’ll start to realize a lot of the benefits. And probably going into Q2 we’ll probably be darn close to 100% of the benefits we’d like to see.

Steve Jue - RBC Capital Markets - Analyst

Okay. Does that change the profitability outlook? I mean it looks like on a combined basis the combined revenue of the companies would be $33-34m, just on the most recent quarter, with an op ex, including cost of goods, of kind of in the $44m a quarter. So I’m just trying to reconcile when at some point this becomes more accretive to you guys. Is it more towards the back half of ‘04? Is that safe to assume?

Mahmood Panjwani - iManage - President & CEO

First question, it’s actually the combined revenues would be about $37-38m. Dave, go ahead.

David Allen - IWOV - SVP & CFO

Right. Exactly. If you look at the last two Q’s, and you put them together in Q2, it is right. Mahmood is correct. It is closer –

Steve Jue - RBC Capital Markets - Analyst

But that is before the deferred revenue impact, right?

David Allen - IWOV - SVP & CFO

And just for the couple of million dollars or so maybe per quarter in the first couple of quarters.

Steve Jue - RBC Capital Markets - Analyst

Okay.

David Allen - IWOV - SVP & CFO

We expect to see some cost synergies. We haven’t broken down the actual projections by quarter. But if you look at it really on an annual basis, we feel like we’re in a great shape to be profitable on a pro forma basis for the year.

Steve Jue - RBC Capital Markets - Analyst

Okay. And then just lastly, strategically, obviously it looks like this is a very appealing offering to the current Interwoven customer base. I’m just wondering, given iManage’s very deep legal expertise, how that vertical sees Web content management and the need for that.

Mahmood Panjwani - iManage - President & CEO

Hi Steve. This is Mahmood. Clearly, as you know, we have had no Web content management offering for our customer base. Interwoven has a Web content management offering, and they actually have a light version of that as well. So we see both the enterprise Web content management product for Interwoven and the one that they have a light version of it, applicable both to our enterprise customers, as well as to our legal and professional services customer base. So this is very synergistic, bi-directionally.

Martin Brauns - IWOV - Chairman & CEO

And Steve, Martin here. One thing to add. I’ve met now with a couple of the senior executives from iManage on the legal side. And there is also a great amount of excitement in the legal vertical for our digital asset management product, managing all of the image assets, along with text assets in legal cases. This is a huge killer problem for the legal vertical. And it’s one that we can uniquely solve for them.

Steve Jue - RBC Capital Markets - Analyst

Great. Thank you.

Operator

And our next question today comes from David Rudow with Piper Jaffray.

David Rudow - Piper Jaffray - Analyst

Hey guys. Congratulations guys.

David Allen - IWOV - SVP & CFO

Thank you.

David Rudow - Piper Jaffray - Analyst

In terms of the sales force, what are the different comp plans between iManage and Interwoven? How many changes do you see occurring there?

David Allen - IWOV - SVP & CFO

Let me answer that one. This is Dave. I think frankly one of the fastest synergies out of the gate that we can get out of combining these two organizations is me combining all the Interwoven salespeople immediately for selling iManage products into our installed base, when they’re not selling our products, because they haven’t been in the past.

So, frankly speaking, when we were reselling the product and getting smaller gross margin, we’d rather sell our own products. But knowing that we’re putting these two companies together changes the profitability outlook significantly of our salespeople selling these products. So they’re probably all sitting on the line saying hoorah right now, because they know that they’re going to get full quota and full sales commission. And that’s going to significantly drive the products of iManage into our installed base.

David Rudow - Piper Jaffray - Analyst

Do you see – when do you guys think you’ll change the sales force structure at all? Is that coming Q1 next year, if at all?

Martin Brauns - IWOV - Chairman & CEO

Yeah. It certainly wouldn’t be before Q1. And I think we’re going to do this soberly and slowly. I think we want to make sure that we get the right level of cross-selling happening. And we’ll look at that probably Q2, Q3, in that timeframe.

David Rudow - Piper Jaffray - Analyst

Okay. Any break-up fees?

David Allen - IWOV - SVP & CFO

I don’t think we’re really in a position to comment.

David Rudow - Piper Jaffray - Analyst

Okay. And between either company, are there any OEM partnerships that could be affected by this merger?

Mahmood Panjwani - iManage - President & CEO

None to my knowledge.

Martin Brauns - IWOV - Chairman & CEO

Only positively.

David Rudow - Piper Jaffray - Analyst

Okay. And then R&D – how do you view the R&D groups? When do you think you’ll combine them? And what do you think the structure will look like?

Martin Brauns - IWOV - Chairman & CEO

Yeah. We’ve looked at that preliminarily. And again, there are great plans on the books on both ends. We’re not going to disrupt anything there for at least the first several quarters. And it will be the senior management team in the R&D organizations that will lead the design of the combined organization.

David Rudow - Piper Jaffray - Analyst

Okay. Thank you very much.

Operator

And we’ll go now to Nate Swanson with ThinkEquity.

Nate Swanson - ThinkEquity - Analyst

Hey guys. Congratulations. It looks like a nice deal. A follow-on to the Interwoven sales comp question. Can you talk about what your pipeline for those resellers’ deals looks like right now? And do you think this will help you close some of those deals in the third and fourth quarter?

Martin Brauns - IWOV - Chairman & CEO

It’s Martin here Nate. Absolutely. We have dozens of substantial iManage deals in our pipeline, just under the old reseller model. And I fully expect all of those deals to be catalyzed. And the pipeline should grow very, very quickly.

Mahmood Panjwani - iManage - President & CEO

Nate, it is Mahmood. I have to tell you anecdotally we had the CTO and some senior vice-presidents of one of the largest or one of the larger financial institutions at our offices in Chicago for a presentation.

At 3 p.m. Standard Central Time we gave those guys the press release as it hit the wire. And the reaction was wow. We came in here for something. This announcement now, perhaps, raises our interest in you by an order of magnitude in terms of what we want to do with you. So, anecdotally, this is again bilateral for both the Interwoven customer base and for iManage customer base, where the opportunities and pipelines just should actually mushroom nicely.

Nate Swanson - ThinkEquity - Analyst

Okay. And then in terms of customer overlap and product overlap, given that there is relatively little, should we expect significant long-term changes in the sales force composition when they do come together? Or should we assume that, in terms of size and vertical focus, it will remain somewhat unchanged?

Mahmood Panjwani - iManage - President & CEO

Hi. It’s Mahmood again. So between Martin and I, we’ve been discussing this. The beauty about this is that we really don’t have to rush it, right? I mean the two sales forces know each other. They work with each other. We are actually out with the customers together. In a reseller arrangement, Interwoven was paying us “x” percent, 30-35%, and over the cost of goods to them.

In this arrangement, the economies of scale are so beautiful that we don’t need to rush anything. We’ll see how it goes. We’ll see how the integration works. We’ll let Interwoven salespeople go hand in hand with iManage salespeople, and vice versa. And right off the bat the synergies start. And then Martin and his team will obviously take a look at how the integration happens, and how we can maximize the productivity of our sales force.

Nate Swanson - ThinkEquity - Analyst

Okay. Great. Sounds powerful.

Martin Brauns - IWOV - Chairman & CEO

Thanks Nate.

Operator

And our next question today comes from Keith Gay with Thomas Weisel Partners.

Keith Gay - Thomas Weisel Partners - Analyst

Hi guys. Congratulations also. Can you talk –? One of the reasons for the deal, you talked about the broader platforms. Can you talk about the importance, as you’re looking at RFPs these days, of having document management and collaboration and combining that with Web content management? Does that change? Talk a little bit about how that changes the ammunition that your sales forces will now have.

Martin Brauns - IWOV - Chairman & CEO

Sure Keith. It’s Martin here. I can’t imagine an enterprise content management RFP now where we wouldn’t have checkmarks in every single box. But that really understates the power here, because the iManage solution is the absolute finest, really the only truly unified collaboration of document management solutions.

So they’re already miles ahead of any competitor in that space. Bringing that together now with a pre-existing integration of Web content management – we were always sort of the undisputed leader in Web content management. We’ve got the integration done with the world class collaborative document management. We’ve got the MediaBin world class digital asset management technology, with the 22 patents, and the usually referenceable install base.

So yes, we have all the checkmarks now. But if you look into each one of the checkmarks, that’s why we say we’ve now brought together the first no compromise, end-to-end, complete lifecycle content platform.

Keith Gay - Thomas Weisel Partners - Analyst

Okay. And on the issue of native integration to Microsoft Outlook, Mahmood, do you - ? How do you position yourself relative to Share Point? Is it - ? Are you just going in with a much more detailed vertical solution, with more support? Or do you even come up with that as an issue?

Mahmood Panjwani - iManage - President & CEO

You know, Share Point is a very nice product, has a great user interface. But really for the class of applications and the breadth and depth of deployment of our combined offering that we’ll go with in an enterprise, it is not a comparison at all. They don’t come up in any competitive bid. Or they don’t make up to the final three.

We’ve been seeing them more and more. But when it comes to the depth and breadth of what we have here, they are not a factor as yet. I think it is at least another few years before they even become a factor or come in to some radar. And it’s been like that for a while. So it raises awareness – Share Point raises awareness. But besides that, there really isn’t much there. I mean we are not at all competitive to Share Point at the moment.

Keith Gay - Thomas Weisel Partners - Analyst

Okay. And then Dave, finally, on the cost – $10-20m – can you give a rough breakout of how that breaks out into say facilities versus head count? And also, what’s the total head count at iManage right now?

David Allen - IWOV - SVP & CFO

I think if you put the two organizations together, we have about 780 people. At this time we’ve taken a look at some of the cost structures. And we clearly feel like there are opportunities in the areas such as facilities and program expenses. As for the specifics of the kind of operational impacts from head count and so forth, I don’t think we’re really in a position really to be able to provide those details here. We have an awful lot of discussions that will be taking place in the future.

Keith Gay - Thomas Weisel Partners - Analyst

Okay. Thanks a lot.

David Allen - IWOV - SVP & CFO

Mmm-hmm.

Operator

And our next question today comes from Jamie Friedman with Fulcrum Global Partners.

Jamie Friedman - Fulcrum Global Partners - Analyst

Hi. Just a housekeeping detail in terms of the prior questions. So the expense savings is $10-15m per year. Or is it $10-20m? Which one did you say David?

David Allen - IWOV - SVP & CFO

$10-15m.

Jamie Friedman - Fulcrum Global Partners - Analyst

Okay. And Dave, if you could also talk somewhat about the valuation, and give us a sense of how it is that you came up to this price. And in terms of the cash versus stock component, sure it’s great that you could fund the acquisition with iManage’s balance sheet. I’m just wondering why you didn’t use more cash, because you do have to issue about 50 million shares.

David Allen - IWOV - SVP & CFO

Right. Well I’m not going to really address in this conference call the valuation and how we came up with that. We spent a great deal of time, with a lot of very good bankers, to help us all figure that out. And I think everybody came to the conclusion that it was an appropriate deal to do. As for the stock versus the cash, I think even the iManage folks and others would say that the more cash you have, it really helps power you through as a very, very viable vendor.

So we see that as an asset going forward. And we didn’t want to be in a position where we were reducing our cash position here today. So we feel like we’ve got a great company going forward, with a very strong cash balance, and able to really grow the company, not only through our revenues as a result of this deal. I think frankly in the future there are always other interesting opportunities where we’d like to be able to use the cash if necessary.

Jamie Friedman - Fulcrum Global Partners - Analyst

Okay. And then just a couple more things. I wasn’t on the Webcast at the time. So it may have been explained in more detail in the slides. But I know that you mentioned that the iManage consensus numbers - $0.04 for ‘04, and IWOV was a loss of $0.08. And you had synergies of $0.04. Could you run through that? You were going kind of fast there. And did that get us to a pro forma EPS for ‘04?

David Allen - IWOV - SVP & CFO

The current First Call estimates for Interwoven for next year is $0.08 loss. If you take the synergy impact, with combining the groups, using iManage’s numbers for First Call, adjusted for the new share count outstanding, you bring that $0.08 loss down by $0.04. From there then you have cost synergies. Cost synergies we figured somewhere between $0.06 to $0.09. There will be other kind of impact items here, such as deferred revenue and other intangibles, that we have not estimated at this time.

Jamie Friedman - Fulcrum Global Partners - Analyst

Okay. And then the last thing, Mahmood, I know that you mentioned that you had a reseller arrangement with Interwoven, where Interwoven paid you 30-35% of a transaction. I guess that would be the license revenue from the transaction. How many license transactions did you do together, just ballpark, in the Q2? I know Interwoven did about $26m of revenue, right?

Mahmood Panjwani - iManage - President & CEO

Correct. Are you specifically referring to how many joint sales we did?

Jamie Friedman - Fulcrum Global Partners - Analyst

Yes.

Mahmood Panjwani - iManage - President & CEO

Okay. Yeah, we said it in our public call on July 17 that we had one deal that we did with Interwoven through our reseller partnership.

Martin Brauns - IWOV - Chairman & CEO

And Jamie, it’s Martin here. That was really the expectation we set early on. Remember we entered this formal partnership in the January timeframe, early Q1. We did the integration work in the R&D centers, and we rolled out the technical product integration at the very beginning of Q2. And when we entered into this thing we said okay, we’re going to start selling in Q2, when the integration is available. And so we’re really right on pace there. And of course now this merger usually accelerates the pace.

Mahmood Panjwani - iManage - President & CEO

Yeah. And the impact was always supposed to be in the second half, even for our reseller partnership.

Jamie Friedman - Fulcrum Global Partners - Analyst

Mmm-hmm. Last question. I’m sorry to monopolize the time. But Mahmood, in terms of the competitive landscape, I know you had commented about Microsoft and Share Point. There’s another collaboration, a best of breed vendor called Open Text. How is this integration going to enable you a competitive advantage over a single solution vendor like Open Text? Thanks.

Mahmood Panjwani - iManage - President & CEO

Well yeah. I mean if you – I mean how do I say about a competitor like that, without not going off my script here? So allow me some latitude. But clearly, what we have done here, we have said in our prepared script, Martin has said it here, we are the no compromises solution going forward. We are the next generation ECM.

A best of breed WCM coming together, a fully integrated, collaborative document management, that has high security and high scalability, that is easy to allow, and easy to adopt, with a low cost of ownership. I mean my God, there is no comparison with the other guys here. Right? Or should I spell that out?

Martin Brauns - IWOV - Chairman & CEO

We’ll take the next question [Ruthie].

Operator

Our next question comes from [Mark Cohodes] with Rocker Partners.

Mark Cohodes - Rocker Partners - Analyst

I couldn’t have said it any better. Open Text couldn’t even carry your guys’ dirty laundry.

Martin Brauns - IWOV - Chairman & CEO

Thanks [Mark].

Mahmood Panjwani - iManage - President & CEO

I was trying to be nice here.

Mark Cohodes - Rocker Partners - Analyst

Well I’m not so nice. Anyway, Dave, could you talk about your new role at the company? And how much – it seems like the Sarbanes-Oxley platform mixed with the legal platform is kind of a big market. Could you talk about the incremental sales that your new effort could address, and get the combined company.

David Allen - IWOV - SVP & CFO

Sure. I’d be very happy to. By the way, I will be on as CFO through January. After that, Martin and I talked about some ideas that I’ve had. I think iManage’s products, which by the way have been thoroughly tested, even in our own IT shop. And they’re quite excited about this.

When you look at the opportunity of what you can do with purely integrated collaborative document management, and put some of the documentation functions, and workflow problems and activities in accounting organizations, and the area of documentation and retention and so forth, the opportunities are unbelievable, its immense.

A lot of people don’t really understand the solutions that are available today. And I think with a lot of the work that I’ve done in Sarbanes-Oxley and managing accounting organizations, I know exactly what the pain points are. And I think I can add an awful lot there.

John Calonico - iManage - CFO

[Mark], this is John Calonico. We have actually, on the iManage side, had somewhat of a groundswell of opportunities come to us regarding Sarbanes-Oxley, and quite frankly haven’t had that as a focus area. So having Dave, with his expertise in finance, focus on that, will be quite helpful, and actually quite an exciting opportunity.

David Allen - IWOV - SVP & CFO

Does it mean I get a quota?

John Calonico - iManage - CFO

Yes.

David Allen - IWOV - SVP & CFO

As Martin used to say, if you complain about it long enough, you might just get a chance to fix it?

Martin Brauns - IWOV - Chairman & CEO

Yeah. Yeah. Yeah.

Mark Cohodes - Rocker Partners - Analyst

So with the head count you announced, the combined head count, and the savings of $10-15m, where does head count go to, to get the savings let’s say up to $20m?

David Allen - IWOV - SVP & CFO

[Mark], I think what – at this time, that would really be premature for us to begin to address this on this conference call. Not only would it kind of be inappropriate for the employees, frankly I’m not sure that that’s really our intention anyway. So I don’t want to start creating speculation out there of plans that we don’t really have at this point.

Mark Cohodes - Rocker Partners - Analyst

But at what point, Dave, does this become a sales driven model, rather than a cost driven model? Is it with the $10-15m cuts? Is it with less or with more? Because it seems to me if you guys can get sales cooking at all from this integration, you should be in pretty good shape.

Martin Brauns - IWOV - Chairman & CEO

Well [Mark], it’s Martin here. You’re on to the real leverage here. And that’s really the key point. Dave didn’t dissect that for you when he went through the First Call estimate. But we have over 1,200 customers, many of whom have current purchase cycles open for collaborative document management, many of whom are in real pain with this Sarbanes-Oxley and so forth and so on.

So we see a tremendous opportunity in revenue synergies, the iManage technology into our customer base; As Mahmood said, some of our Web content and digital asset management technology into their customer base. And then, the third category being net new opportunities, where we have now got the first mix generation content platform.

So three camps there – their technology into my customer base, the converse – ours into theirs, and then net new deals, which we’re currently, because we do see these RFPs from a very comprehensive end-to-end, we’re currently not participating in those. So that’s a complete green field for us. So the revenue synergies here will be powerful. But we’re not in a position to go through those with you. But that’s really where I’m going to be focused. And that is the exciting part here.

Mark Cohodes - Rocker Partners - Analyst

I give you guys a lot of credit for just not sitting back and having the game taken to you, and you guys taking the game to some of these other cats. And I look forward to watching it.

Martin Brauns - IWOV - Chairman & CEO

Thanks [Mark].

Mahmood Panjwani - iManage - President & CEO

Thanks [Mark].

Operator

(Caller instructions.) We’ll go next to Brad Lille with Unterberg Towbin.

Brad Lille - Unterberg Towbin - Analyst

Yeah, hi guys. Congratulations. Just a couple of quick questions. First of all, you talked about some of the vertical breakdown. It looks like very little overlap. Can you just give us some sense as to what roughly that vertical revenue breakdown will be post-merger, and where you see that going over time?

John Calonico - iManage - CFO

This is John. I don’t think we’ve really given any of that information out yet Brad. We clearly, as we said, I think the two companies have tremendous synergies. Obviously our strength is in professional services. We are now moving into financial services. Interwoven’s strength is in financial services and manufacturing.

So clearly, at this point we haven’t really put them all together, and haven’t really put out any numbers as to how the total company will fit together by vertical. But that’s something that will be, as we go through this process.

Brad Lille - Unterberg Towbin - Analyst

Okay. And then just real quick, you talked about Open Text a little bit. But give me your sense – I guess Documentum, competing against them, and how you view that, and that competitive dynamic, and how you intend to compete and win against Documentum too.

Martin Brauns - IWOV - Chairman & CEO

Well Brad, Documentum is a fine company. But it’s still, at its core, a legacy client server application. They’re still wrestling with how to get the [zRoom] [ph] technology, which is NT only, integrated with sort of a proprietary vaulted repository. We’re just miles ahead of them. We’re just now bringing the companies together in a merger.

But our companies have been together for a year now. The integration is long done. So we’re fully integrated, services oriented architecture. Our core engine has 120 freely callable .Net and J2EE Web services available for content management. I think at Documentum they talk about maybe eight or nine Web services. So – and talk about them. We have them. We have them now, and integrated with the best collaborative document management engine.

Brad Lille - Unterberg Towbin - Analyst

Okay great. Thanks guys.

Operator

(Caller instructions.) We’ll pause just a moment. Well gentlemen, at this time I’ll turn the conference back to you for any closing remarks you may have.

David Allen - IWOV - SVP & CFO

Once again, we thank you for joining us on such short notice. And we really do look forward, in the months ahead, to telling you a little bit more about how we’re progressing. Thank you for joining us.

Martin Brauns - IWOV - Chairman & CEO

Thanks everyone.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This conference call contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statement and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Interwoven’s and iManage’s Securities and Exchange Commission reports (including but not limited to iManage’s annual report on Form 10-K for the year ended December 31, 2002, Interwoven’s annual report on Form 10-K for the year ended December 31, 2002, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements on this conference call.